Exhibit (a)(10)

Addendum for Employees in Singapore

Tax Information

     This summary is intended to alert you to some of the tax consequences you may want to consider in making your decision about the exchange offer. The summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances. In addition, you should note that tax laws change frequently. You should consult with your tax advisor as to your particular participation in the exchange offer.

     It is possible that the surrender of eligible options and required options pursuant to the terms of the exchange offer may be a taxable event.

     Effective 1 April 2001, a new scheme is available that provides favorable tax treatment for stock options, provided that certain requirements are satisfied. It is possible that the new options may be structured to achieve such favorable tax consequences for a portion of the new options (which may include deferral of tax on exercise), but no assurances can be given to that effect.